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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WASHINGTON GROUP INTERNATIONAL, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
938862208
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, 24th Floor
New York, New York 10017
(212) 973-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
September 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	938862208

1	NAMES OF REPORTING PERSONS: GREENLIGHT CAPITAL, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,321,512

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,321,512

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,321,512

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	938862208

1	NAMES OF REPORTING PERSONS: GREENLIGHT CAPITAL, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,392,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,392,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,392,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	938862208

1	NAMES OF REPORTING PERSONS: DME ADVISORS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1365209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		203,388

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		203,388

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	203,388

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	938862208

1	NAMES OF REPORTING PERSONS: DAVID EINHORN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,917,400

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,917,400

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,917,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 938862208
SCHEDULE 13D
     This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“Advisors,” and together with Greenlight LLC and Greenlight Inc, “Greenlight”), and Mr. David Einhorn, principal of Greenlight (“Mr. Einhorn,” and collectively with Greenlight, the “Reporting Persons”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Washington Group International, Inc., a Delaware corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2007 (the “Schedule 13D”).
      This Amendment relates to shares of Common stock that are held by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor, and (iv) any managed accounts for which Advisors acts as investment manager.

CUSIP No. 938862208
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended to report that on September 28, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer expressing their view that the acquisition price in the proposed merger of the Issuer with USR Corporation remains inadequate. Greenlight stated that it will vote against the merger agreement between the Issuer and URS Corporation because it is not in the best interests of the Issuer and its stockholders. The letter, a copy of which is filed as an exhibit to this Schedule 13D, is incorporated herein by reference.
     The Reporting Persons may make, or cause to be made, further acquisitions of Common Stock from time to time and may dispose of, or cause to be disposed of, any or all of the Common Stock held by the Reporting Persons at any time. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. In connection with that evaluation, the Reporting Persons, in their individual capacities, may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of any such discussions, the Reporting Persons, in their individual capacities, may make recommendations, including but not limited to changes in the strategic direction of the Issuer as a means of enhancing shareholder value, an increase or decrease in the size of the Issuer’s board of directors, the addition of independent members to the Issuer’s board of directors, a stock repurchase plan and changes in the Issuer’s capital structure and dividend policy.

CUSIP No. 938862208

Item 7.	Material to be Filed as Exhibits.
     Exhibit 99.3 — Letter dated September 28, 2007 to the Board of Directors of Washington Group International.

CUSIP No. 938862208
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 2007	GREENLIGHT CAPITAL, L.L.C.

	By:	/S/ Daniel Roitman

		Name:	Daniel Roitman
		Title:	Chief Operating Officer

GREENLIGHT CAPITAL, INC.

	By:	/S/ Daniel Roitman

		Name:	Daniel Roitman
		Title:	Chief Operating Officer

DME ADVISORS, L.P.

	By:	DME Advisors GP, L.L.C.,
its general partner

		By:	/S/ Daniel Roitman

Name: Daniel Roitman
Title: Chief Operating Officer

/S/ Daniel Roitman

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.